FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Issuer")

Item 2	Date of Material Change July 27, 2004, being the date of the news release.

Item 3

Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Issuer reported drill results from the ongoing exploration program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These results are from the Amelia Ines, Magdalena, 3-D and K targets. Significant intervals of mineralization are reported in a table, with the location of the holes illustrated in a map attached to the news release.

On Amelia Ines, Hole QDR-86 returned 58 meters of 3.71 g/t Au, including 14 meters (24-38 meters) of 13.42 g/t Au with 10 meters of 17.54 g/t Au. This hole was terminated in what appears to be a second mineralized zone with the final assay returning 4.39 g/t at 150 meters. On the Magdalena target, Hole QDR-89 returned 56 meters of 4.38 g/t Au, including 22 meters (124 to146 meters) of 10.47 g/t Au with 8 meters of 16.8 g/t Au.

Drilling is continuing on the property with the next series of holes focused on the main QDD deposit. These holes are designed to define the boundaries of the deposit and improve the spacing for a renewed resource calculation. An additional 8 holes are underway on the QDD target. A few additional holes on other targets will likely conclude this phase of exploration.

The Issuer is now planning a diamond drill program utilizing an underground rig capable of drilling horizontal and up-dip holes as well as shallow-dipping holes. These holes are necessary to expand and confirm continuity of the mineralized structures, as well as testing a number of surface exploration targets that are not readily accessible for RC drilling without considerable road building expenditure.

Item 5	Full Description of Material Change Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"
Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 28th day of July, 2004.

Viceroy Exploration Ltd.	News Release #2004.11
TSX Venture Exchange: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

VICEROY EXPLORATION INTERSECTS FURTHER HIGH GRADE GOLD VALUES

Vancouver, British Columbia, July 27, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce drill results from the ongoing exploration program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These results are from the Amelia Ines, Magdalena, 3-D and K targets. Significant intervals of mineralization are reported in the table below, with the location of the holes illustrated in Figure 1.

On Amelia Ines, Hole QDR-86 returned 58 meters of 3.71 g/t Au, including 14 meters (24-38 meters) of 13.42 g/t Au with 10 meters of 17.54 g/t Au. This hole was terminated in what appears to be a second mineralized zone with the final assay returning 4.39 g/t at 150 meters. On the Magdalena target, Hole QDR-89 returned 56 meters of 4.38 g/t Au, including 22 meters (124 to146 meters) of 10.47 g/t Au with 8 meters of 16.8 g/t Au.

"These excellent intersections from both the Amelia Ines and Magdalena areas suggest the potential for the presence of high-grade feeder structures," said Ron Netolitzky, Chairman of Viceroy Exploration Ltd.

Five reverse circulation (RC) drill holes were completed on the Amelia Ines target. The calculation of a new resource for the Amelia Ines will now be undertaken. It will be based on results from these new drill holes, surface sampling, and previous drilling completed by both Viceroy Resource Corporation and Anglo American Corporation ("Anglo"), as well as Anglo's underground program.

On the Magdalena target, three new drill holes are included in this release. The results of three previous holes in this area were released on May 26, 2004. Viceroy now has sufficient information to prepare an initial resource estimate for the Magdalena target. This calculation will be based on results from the current drill program, the Company's surface sampling and mapping, as well as data from Anglo's surface & underground drilling and underground sampling.

Target 3-D was explored by four RC holes with the objective of testing mineralized breccias that are exposed on surface. Chip sampling on surface has indicated continuously mineralized breccias over a 200-meter interval that averaged over 1.5 g/t Au. Road construction constraints prevented locating drill platforms to adequately test the exposed mineralized breccias. Widespread elevated gold values and significant low grade mineralization were encountered in the drilling. The best results were obtained in Hole QDR-79 that returned 62 meters of 0.63 g/t Au and 32 meters of 0.54 g/t Au. These results indicate that follow up drilling is required and the Company is currently planning the location of new drill platforms.

Two drill holes were completed in the vicinity of Target K, of which only one hole targeted the surface mineralization. This hole returned scattered intervals of elevated gold values with the best interval being 2 meters of 1.13 g/t Au.

Hole #	Azimuth	Dip	Total Depth	From	To	Interval		Au g/t	Comment
Amelia Ines
QDR 85	279	56	200	24	30	6	m	1.86
				140	162	22	m	1.25
QDR 86	267	56	150	10	68	58	m	3.71
incl.				16	42	26	m	7.80
incl.				28	38	10	m	17.54
				130	136	6	m	0.98
				148	150	2	m	4.39	Hole Terminated
QDR 87	143	68	198	94	124	30	m	1.50
QDR 88	227	59.5	199	40	66	26	m	1.19
				160	170	10	m	0.69
				184	198	14	m	0.60
QDR 65	149	55	200	4	6	2	m	1.12
				22	42	20	m	0.74
Magdalena
QDR 89	360	59	195	90	146	56	m	4.38
incl.				124	146	22	m	10.47
incl.				132	140	8	m	16.81
				226	238	12	m	0.60
QDR 90	212	56	300	208	218	10	m	1.13
QDR 91	133		253	148	154	8	m	1.18
Target 3D
QDR 79	342	75	374	48	110	62	m	0.63
				182	222	40	m	0.51
QDR 80	28	60	276	28	34	6	m	1.29
				46	50	4	m	1.35
				172	188	16	m	0.61
QDR 81	351	58.5	306	98	114	16	m	0.95
				264	276	12	m	0.63
QDR 82	278	66.5	270	214	238	24	m	0.52
Target K
QDR 83	227	57.5	206	NSR
QDR 84	32	65	230	18	20	2	m	1.13

Drilling is continuing on the property with the next series of holes focused on the main QDD deposit. These holes are designed to define the boundaries of the deposit and improve the spacing for a renewed resource calculation. An additional 8 holes are underway on the QDD target. A few additional holes on other targets will likely conclude this phase of exploration.

The Company is now planning a diamond drill program utilizing an underground rig capable of drilling horizontal and up-dip holes as well as shallow-dipping holes. These holes are necessary to expand and confirm continuity of the mineralized structures, as well as testing a number of surface exploration targets that are not readily accessible for RC drilling without considerable road building expenditure.

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company's qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for fire assay in their Santiago Chile facility.

Accuracy of results are tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

MAGDALENA
AMELIA INES
TARGET 3D
TARGET K
04QDR-081
04QDR-64
04QDR-080
04QDR-082
04QDR-086
04QDR-087
04QDR-088
04QDR-085
04QDR-080
04QDR-079
04QDR-082
04QDR-081
04QDR-084
04QDR-083
6714200 N
6714000 N
6713800 N
6713600 N
2533800 E
2534000 E
2534200 E
2534400 E
2534600 E
2534800 E
2535000 E
2,150
2,300
2,200
2,425
1,975
0
100
200
Meters
GUALCAMAYO PROJECT - 2004 Drilling
Amelia Ines & Magdalena Areas